SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, October 26, 2009

To:
Securities and Exchange Commission of Brazil (CVM)
C/O: Alexandre Lopes de Almeida / Elizabeth Lopez Rios Machado
Company Oversight Manager

Ref: Official Letter/CVM/SEP/GEA-2/No. 317/2009

Dear Sirs,

In response to GEA-2/No. 317/2009 of October 14, 2009, through which you request clarifications from NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”), inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.108.786/0001 -65, we inform that:

In the Quarterly Information (ITR) for the second quarter of 2009, in Chart 6.01 of the Notes to the Financial Statements, Item 5, we reiterate that only the subsidiaries Net São Paulo Ltda, Net Rio Ltda and Net Sul Comunicações S.A. have investments plus credits of any type in excess of 10% of the Shareholders’ Equity of Net Serviços S.A., which is included in the Annual Information (IAN) form in Chart 7.03 -Interests in Subsidiaries/Affiliates and 19.01 -Data for Subsidiaries Affiliates.

Sincerely,

João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.